EXHIBIT 23.2
Independent Accountants’ Consent
The Board of Directors
Brightpoint, Inc.:
We consent to the use of our report dated May 30, 2007, with respect to the consolidated balance sheets of Dangaard Telecom A/S and its subsidiaries as of September 30, 2006 and 2005 and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three year period ended September 30 2006 included herein and to the reference to our firm under the heading “Experts” in the prospectus.
As discussed in note 35 to the consolidated financial statements, the consolidated balance sheets as of September 30, 2006 and 2005 and the related consolidated income statement for the year ended September 30, 2006 have been restated.
KPMG
Statsautoriseret Revisionspartnerselskab
Aabenraa, Denmark
June 25, 2009